May 4, 2007

Room 4561

Mr. Ricardo G. Brutocao
Chief Executive Officer
Centergistic Solutions, Inc.
2045 West Orangewood Avenue
Orange, CA  92868

> **Re:** **Centergistic Solutions, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed February 22, 2007**
> **File No. 000-51433**

Dear Mr. Brutocao:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.      We note that the Moore & Associates audit report indicates that they have audited the consolidated balance sheet as of June 30, 2006 and the related consolidated statements of operations, stockholders' equity and cash flows through June 30, 2006.  Tell us how you have complied with Item 310(a) of Regulation S-B which requires audited statements of income, cash flows and stockholders' equity for each of the two years preceding the balance sheet date.

Note 2.  Summary of Significant Accounting Policies, page F-9

Deferred Offering Costs, page F-14

2.      We note that you have capitalized certain costs related to services provided to assist in the potential funding for private investors.  Please tell us whether these costs relate to a proposed offering and if so tell us whether you believe that the consummation of the equity offering is probable.

302 Certifications

3.      We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,


Mark Kronforst
Accounting Branch Chief